Corporate Address Fannin South Professional Building, Suite 140 7707 Fannin Street Houston, Texas 77054 t: 832.968.4888

Ms. Mary Beth Breslin Mr. Paul Fischer Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, NE Washington, DC 20549	April 7, 2020

Re:	Re: Kiromic, Inc.

Draft Registration Statement on Form S-1

Submitted November 15, 2019

CIK No. 0001792581

Dear Ms. Breslin and Mr. Fischer:

This letter sets forth the responses of Kiromic, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2019 (“Comment Letter”) concerning the Company’s draft registration statement on Form S-1. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission. For convenient reference, we have set forth below each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

SEC Comments on Draft Registration Statement on Form S-1

Cover Page

1.

We note that you intend to apply to list your common shares on the Nasdaq Global Select Market but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common shares on the Nasdaq Global Select Market is not a condition to the offering.

Response: We have applied to list our common shares on the NASDAQ Capital Market. We have updated the cover page and the Registration Statement to reflect a firm-commitment, underwritten public offering. We will not continue our offering if our listing is not approved.

844.KEY.CURE | www.kiromic.com

Prospectus Summary Overview, page 1

2.

Please tell us the basis for your statement that you are a clinical stage company, given that your product candidates appear to be in the preclinical stage and you have not yet completed an IND-enabling study for your most advanced product candidate. Alternatively, revise your disclosure. In addition, revise to describe more specifically the preclinical stage of your product candidates where you state in the second paragraph that they are “in the early stages” of the FDA’s clinical trial process.

Response: We have revised the disclosure in the Registration Statement to indicate that we are a pre-clinical stage company and have described more specifically the preclinical stage of our product candidates. In addition, we revised our product pipeline diagram, which indicates that each of our product candidates are currently undergoing in-vitro validation.

Our Approach, page 2

3.	Please revise to briefly define the term “refractory CAR T patients.”

Response: We have revised the disclosure on page 5 and have defined the term “refractory CAR T patients.”

4.	Please revise to clarify, as you do at page 74, that you are still developing your delivery vehicle, ABBIE, and describe the current stage of its development.

Response: We have revised the disclosure on page 6 to clarify that we are still developing ABBIE, and have also described the current stage of its development.

Our Product Pipeline and Development, page 5

5.

We note from disclosure at pages 76 through 79 that you have not yet commenced Phase 1 clinical trials with respect to any of your products. Please revise your chart to include a “Preclinical” column for your three products, and relocate the bar to this column so that the chart more accurately reflects the current developmental stage of the product candidates. Please similarly revise at page 75 in your Business section. In addition, please remove the references to dates in the table, as it is unclear to what they relate and you have not actually begun the Phase 1 trials where these dates are shown in the table.

Response: We have revised this chart on pages 7 and 82 in accordance with the Staff’s comment.

Alexis Isoform Mesothelin MPM, page 6

6.	Please revise paragraph three to accurately reflect the number resulting from multiplying 80% of 3000 U.S. patients diagnosed with MPM each year.

Response: We have revised the disclosure on pages 8 and 84 in accordance with the Staff’s comment.

Our Risks and Challenges, page 6

7.

We note your statement that you have entered into “significant arrangements with collaborators and expect to depend on collaborations with third parties for certain research, development, and commercialization activities,” but are unable to determine that you have filed these agreements as exhibits to your registration statement. Please advise or revise. We note similar language at page 24, “We have entered into significant arrangements with collaborators…and if such collaborations are not successful, it may harm our business and prospects.”

Response: We have revised the disclosure in the Registration Statement to describe our significant arrangements with collaborators on pages 89 and 90. In addition, we have filed the collaboration arrangements as Exhibits 10.14 and 10.28.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights…, page 40

8.

We note your statement that you “are a party to a number of intellectual property license agreements that are important to your business.” Please revise to file these agreements as exhibits to your filing, or tell us why you do not believe they are material. Refer to Item 601(b)(10) of Regulation S-K. Likewise, please discuss the material terms of these agreements at “Our Intellectual Property” at page 80 of your registration statement.

Response: We have described our material license agreements on page 89 under the heading “License Agreements” and have filed such agreements as exhibits to the Registration Statement.

Use of Proceeds, page 50

9.

Please revise to describe how far in the Phase 1/2 clinical trials the 45% of the proceeds will enable you to reach. You should provide this disclosure for a reasonable range of potential outcomes regarding the number of securities that you might sell. In addition, if a material amount of other funds is necessary to complete Phase I/II clinical trials, please revise your disclosure to state the amount necessary to complete the clinical trial, and the sources of such other funds. Please refer to Instruction 3 to Item 504 of Regulation S-K. Finally, please also specify the product candidate or candidates to which the proceeds for IND applications and IND enabling trials will be applied.

Response: We have updated the disclosure in the “Use of Proceeds” section to address the Staff’s comments above.

Managements Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, Stock Based Compensation, page 65

10.

We reference the disclosure about the valuation of your common stock in determining the grant-date fair value of stock options. Provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the underwriter have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Business, page 70

11.

We note your reference to “preclinical animal studies” you have conducted in paragraph two of the risk factor titled “Our tumor-specific cancer immunotherapy approach is based on novel ideas…” on page 18. Please revise your Business section to briefly describe the preclinical studies you have conducted related to your products.

Response: We have revised the disclosure on page 20 to note that we plan to conduct preclinical animal studies.

Alexis Isoform CD19, page 77

12.

We note your statement that CD19 targeting CAR T therapies have shown “preliminary efficacy” in chronic lymphocytic leukemia. Please revise your disclosure to remove any suggestion that your product candidate is safe or effective, insofar as determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authorities.

Response: We have revised the disclosures in the Registration Statement to remove the reference to “preliminary efficacy” and any other suggestions that our product candidate is safe or effective in accordance with the Staff’s comment.

Our Intellectual Property, page 80

13.

Please revise to discuss in more detail the patents held in your patent portfolio. Please indicate in each instance the expiration date of your material patents, and also the type of each patent held, composition of matter, use, or process. Likewise, please identify the jurisdiction in each instance.

Response: We have discussed in more detail our patent portfolio on pages 86-88 under the heading “Patents” and have addressed the Staff’s comments above.

Our Research and Development Collaborations, page 81

14.	Please revise to describe the material terms of your collaboration agreement with the Anderson Cancer Center. Likewise, please file the agreement as an exhibit to your filing.

Response: We issued a grant award to the University of Texas, MD Anderson Cancer Center, which we described on page 92. In addition, we filed this agreement as Exhibit Number 10.14.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405, that you, or anyone else authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. Should any such written communications be presented, we will supplementally provide them to the Staff.

***

Thank you for your time and consideration.

Sincerely,

/s/ Maurizio Chiriva-Internati

Dr. Maurizio Chiriva-Internati

President and CEO

Kiromic BioPharma, Inc

cc:	Jeffrey J. Fessler, Sheppard Mullin, Richter & Hampton LLP

Justin Anslow, Sheppard Mullin, Richter & Hampton LLP

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